SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12B-25

                         COMMISSION FILE NUMBER 0-26463

      (Check One): |X | Form 10-K | | Form 11-K | | Form 20-F | | Form 10-Q

                                 | | FORM N-SAR

                       FOR PERIOD ENDED: DECEMBER 31, 2004

                       |_| Transition Report on Form 10-K
                       |_| Transition Report on Form 10-Q
                       |_| Transition Report on Form 20-F
                       |_| Transition Report on Form N-SAR
                       |_| Transition Report on From 11-K
                        For the Transition Period Ended:
                        --------------------------------

  Read attached instruction sheet before preparing form. Please print or type.

 Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification related to a portion of the filing check above, identify the item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant MILITARY RESALE GROUP, INC.

Former name if applicable

Address of principal executive office (Street and number) 2180 Executive Circle

City, state and zip code Colorado Springs, Colorado 80906

                                     PART II

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed: (Check appropriate box.)

         |X|    (a)     The reasons described in reasonable detail in Part
                        III of this form could not be eliminated without unreasonable effort or expense;

         |_|    (b)     The subject quarterly report on Form 10-QSB will be
                        filed on or before the fifth calendar day following the prescribed due date;

         |_|    (c)     The accountant's statement or other exhibit required
                        by Rule 12b-25(c) has been attached if applicable.



                                    PART III

State below in reasonable detail the reasons why Form 10-KSB could not be filed within the prescribed period.

The Registrant has not had sufficient resources available to complete its financial statements for the year ended December 31, 2004 on a timely basis. As a result, it is unable to file its Annual Report on Form 10-KSB for the year ended December 31, 2004 within the prescribed time period without unreasonable effort and expense. The Registrant intends to file its Annual Report on Form 10-KSB within the extension period provided for under Rule 12b-25.

                                     PART IV

(1) Name and telephone number of person to contact in regard to this notification.

                         Edward T. Whelan   719-391-4564

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding twelve months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify such reports.

Yes |X| No |_|

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Yes |_| No |X|

MILITARY RESALE GROUP, INC.. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.





DATE:  MARCH 30, 2005                  BY     /s/ EDWARD T. WHELAN
                                           ----------------------------
                                           NAME:   EDWARD T. WHELAN
                                           TITLE:  PRESIDENT & CEO





                                  END OF FILING